Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED BYLAWS
OF
ENDOLOGIX, INC.

Effective as of March 12, 2020 and pursuant to approval by the Board of Directors on March 12, 2020, Article III, Section 1 of the Amended and Restated Bylaws of Endologix, Inc. (the “Bylaws”), is hereby amended and restated, to read in its entirety as follows:.
“Section 1. The number of directors which shall constitute the whole Board shall be fixed by resolution of the Board of Directors, with the number fixed at seven (7). Each director shall be elected by the stockholders at the annual meeting and shall hold office until the next annual meeting and until his successor is elected and qualified, or until his earlier death, resignation or removal. Directors need not be stockholders of the corporation.”
Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Bylaws. Except as herein provided, all provisions of the Bylaws shall remain in full force and effect.